FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of the following increases in interests in Ordinary Shares in GlaxoSmithKline plc purchased at a price of 1457.14 pence per Share on 8 October 2012, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 4 October 2012.

Ordinary Shares
Dr M M Slaoui	232.081
Mr S M Bicknell	68.107
Mr R G Connor	24.777
Mr M Dunoyer	328.383
Mr S A Hussain	736.891
Mr D S Redfern	253.960
Ms C Thomas	248.247
Mr P C Thomson	98.343
Dr P J T Vallance	223.919
Mr C Weber	250.439

The Company was advised of this information on 10 October 2012.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

11 October 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 11, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc